DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

Confidential Treatment Requested ZELTIQ Aesthetics, Inc. Under 17 C.F.R. § 200.83

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS

DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN

MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN

MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH

THE SECURITIES AND EXCHANGE COMMISSION.

October 4, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director
Ms. Tara Harkins, Accounting Branch Chief
Mr. Kevin Vaughn, Accounting Branch Chief
Mr. Jay Mumford, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc.
Registration Statement on Form S-1, as amended
Filed on July 13, 2011
File No. 333-175514

Ladies and Gentlemen:

This letter is sent in response to our telephone conference on Monday, October 3, 2011, with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on behalf of ZELTIQ Aesthetics, Inc. (the “Company”) regarding the above referenced Registration Statement (the “Registration Statement”). During this telephone conference, the Staff requested the Company to provide additional information regarding: (i) the seasonality the Company experienced in its business during the third quarter of fiscal 2011 and the impact this

Securities and Exchange Commission

October 4, 2011

Page Two

seasonality had on the determination that the fair value of its common stock was $2.78 per share for the equity awards granted on September 2, 2011 (the “September Valuation”) and (ii) the potential financial impact of increasing the fair value of the Company’s common stock from $2.78 to $[*] per share for the equity awards granted on September 2, 2011. Finally, the Staff requested the Company to confirm that its audited financial statements will reflect the proposed 1-for-[*] reverse stock split and that the report of its independent registered public accounting firm will contain a dual dated preamble opinion to reflect the proposed stock split as a subsequent event.

Third Quarter Seasonality

As discussed on our conference call, the Company’s Compensation Committee (the “Committee”) considered, among the other factors previously disclosed to the Staff, the Company’s third quarter financial results in determining that the fair value of the Company’s common stock should remain at $2.78 per share for the equity awards granted on September 2, 2011. Since obtaining FDA clearance to market its product in September 2010, the Company experienced strong revenue growth in each fiscal quarter prior to the third quarter of 2011. As reported in its Registration Statement, the Company recorded revenues of $6.4 million, $12.4 million, $14.3 million and $17.4 million for the fiscal quarters ended September 30, 2010, December 31, 2010, March 31, 2011 and June 30, 2011, respectively. Despite its strong growth over the prior year, the Company anticipated a slowing of the growth in its business during the third quarter of fiscal 2011 due to seasonality during the summer months in the United States and Europe as a result of vacations taken by its physician customers and their patients.

Since the filing of the Company’s Registration Statement in July 2011, the capital markets continued to decline and to experience volatility, which adversely affected the IPO market. As previously disclosed, only four IPOs priced in August 2011 and no IPOs priced in September 2011. The Committee discussed at the time of its September 2, 2011 meeting that the Company would need to generate revenues during the third quarter that were at least flat to the second quarter of fiscal 2011 to support an IPO in October 2011 given the adverse market conditions.

At the time of the September Valuation, however, the Company informed the Committee that it had only recorded revenues (unaudited) of approximately $[*] million in July 2011 and approximately $[*] million in August 2011. As a result, the Company would need to generate at least $[*] million in revenues (approximately [*]% more than in any prior month during the Company’s history and [*]% more than its original plan) during September 2011 to match the $17.4 million in revenues generated during the second quarter of fiscal 2011.

Based on this information, the Committee was uncertain whether the Company could generate sufficient revenues during the balance of September to maintain its prospects of completing an IPO in October 2011. The outcome was made more uncertain at the time of the September Valuation because the Company had anticipated that sales would not pick up immediately in September 2011 as a result of the Labor Day holiday occurring on September 5, 2011. Consequently, the Committee determined that the fair value of the Company’s common stock should remain at $2.78 per share based on the uncertainty relating to whether the Company could generate sufficient revenues during the balance of September 2011 to support an October 2011 IPO.

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Securities and Exchange Commission

October 4, 2011

Page Three

Financial Impact of Fair Value Increase

During our conference call, the Staff requested the Company to analyze the potential financial impact of updating the fair value of its common stock from $2.78 to $[*] per share for the equity awards granted on September 2, 2011. Based on the Company’s analysis, increasing the fair value from $2.78 to $[*] per share would not have a material affect on its financial results. Specifically, the change in fair value would increase employee expenses by approximately $[*] in the third quarter of 2011 and increase employee expenses by approximately $[*] in the fourth quarter of 2011. As the equity awards granted on September 2, 2011 vest in equal monthly installments over a 48 month period, the Company does not believe that changing the fair value would materially increase employee expenses in any subsequent financial period.

Reverse Stock Split

As requested by the Staff, the Company confirms that its audited financial statements will reflect the proposed 1-for-[*] reverse stock split and that the report of its independent registered public accounting firm will contain a dual dated preamble opinion to reflect the proposed stock split as a subsequent event.

If we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

* * *

Because of the financially sensitive nature of the estimated Preliminary Price Range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of a portion of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker
Partner

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.